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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.      General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

        [X] Merger

        [_] Liquidation

        [_] Abandonment of Registration
            (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

        [_] Election of status as a Business Development Company
            (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.      Name of fund:  UAM Funds, Inc. II


3.      Securities and Exchange Commission File No.: 811-08605


4.      Is this an initial Form N-8F or an amendment to a previously filed Form
N-8F?

        [X] Initial Application       [_] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

        UAM Funds, Inc. II, One Freedom Valley Drive, Oaks, PA 19456.

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6.      Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form: Michael E. Dresnin, Esq., Drinker Biddle & Reath LLP, One Logan Square, 18th and Cherry Streets, Philadelphia, PA 19103-6996, (215) 988-2728.


7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act (17 CFR 270.31a-1, .31a-2]:

        (i) Old Mutual (US) Holdings Inc., (UAM Funds, Inc. II's sponsor) 200 Clarendon Street, 53/rd/ Floor, Boston, MA 02116 ((617) 369-7300) (records relating to all UAM Funds, Inc. II portfolios). Attn: Suzan M. Barron

        (ii) Analytic Investors, Inc., 700 South Flower Street, Suite 2400, Los Angeles, CA 90017 ((213) 688-3015) (records relating to its function as investment adviser). Attn: Marie Arlt

        (iii) SEI Investments Mutual Funds Services, One Freedom Valley Drive, Oaks, PA 19456 ((610) 676-1000) (records relating to its function as administrator). Attn: Stephanie Cavanagh

        (iv) PBHG Shareholder Services Center, Inc., 825 Duportail Road, Wayne, PA 19087 ((610) 647-4100) (records relating to its function as shareholder servicing agent). Attn: Andrew Decker

        (v) DST Systems, Inc., 210 West 10/th/ Street, Kansas City, MO 64105 ((816) 435- 1000) (records relating to its function as transfer agent). Attn: Christopher G. Shaw

        (vi) First Union National Bank, 530 Walnut Street, Philadelphia, PA 19106 ((215) 985-6000) (records relating to its function as custodian). Attn: Greg Gamble

        (vii) Funds Distributor, Inc., 60 State Street, Suite 1300, Boston, MA 02109 ((617) 557-0700) (records relating to its function as distributor). Attn: Karen Jacoppo-Wood

        (viii) Drinker Biddle & Reath LLP, One Logan Square, 18/th/ and Cherry Streets, Philadelphia, Pennsylvania, 19103 ((215) 988-2700) (Registrant's Articles of Incorporation, Bylaws, Minute Books and certain other legal documents). Attn: Audrey C. Talley

        NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.


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8.      Classification of fund (check only one):

        [X]    Management company;

        [_]    Unit investment trust; or

        [_]    Face-amount certificate company.

9.      Subclassification if the fund is a management company (check only one):


        [X]    Open-end          [_]     Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):


               Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

        (i) Analytic Investors, Inc., 700 Flower Street, Suite 2400, Los Angeles, CA 90017

        (ii) Pilgrim Baxter & Associates, Ltd., 825 Duportail Road, Wayne, PA 19087

        (iii) Analytico TSA Global Asset Management, Inc., 700 Flower Street, Suite 2400, Los Angeles, CA 90017

        (iv) Pilgrim Baxter Value Investors, Inc. (formerly Newbold's Asset Management, Inc.), 825 Duportail Road, Wayne, PA 19087

        (v)     Wellington Management Company, LLP, 75 State Street, Boston, MA
                02109


12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

        (i)     Funds Distributor, Inc., 60 State Street, Suite 1300, Boston, MA
                02109

        (ii)    UAM Fund Distributors, Inc., 211 Congress Street, Boston, MA
                02110

        (iii)   PBHG Fund Distributors, 825 Duportail Road, Wayne, PA 19087

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13.     If the fund is a unit investment trust ("UIT") provide:  N/A

        (a)     Depositor's name(s) and address(es):

        (b)     Trustee's name(s) and address(es):


14. Is there a UlT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?


        [_]     Yes     [X]      No

        If Yes, for each UIT state:
                Name(s):

        File No.:  811-__________

        Business Address:

15.     (a)     Did the fund obtain approval from the board of directors
                concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?


                [X]     Yes      [_]     No

                If Yes, state the date on which the board vote took place:

                On February 11, 2002, the Board of Directors of UAM Fund, Inc. II (the "Board") approved the merger of three UAM Funds, Inc. II portfolios into three corresponding portfolios (same investment objectives, policies and limitations) of The Advisors' Inner Circle Fund ("AIC"), which had no assets prior to the closing of the merger. In connection with the approval of the merger, the Board also approved the termination of UAM Funds, Inc. II.

                If No, explain:

        (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                [X]     Yes      [_]     No

                If Yes, state the date on which the shareholder vote took place:

                June 7, 2002

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                 If No, explain:

II.     Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

        [X]      Yes      [_]     No

        (a) If Yes, list the date(s) on which the fund made those distributions:

                 On June 24, 2002, in connection with the merger of the UAM Funds, Inc. II portfolios into AIC, each UAM Funds, Inc. II portfolio received shares of a corresponding AIC portfolio in exchange for its assets. The UAM Funds, Inc. II portfolios then distributed the AIC portfolio shares pro rata to its respective shareholders in exchange for their UAM Funds, Inc. II shares.

        (b)      Were the distributions made on the basis of net assets?

                 [X]      Yes     [_]     No

        (c)      Were the distributions made pro rata based on share ownership?


                 [X]      Yes     [_]     No

        (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

                 N/A

        (e)      Liquidations only:

                 Were any distributions to shareholders made in kind?

                 [_]      Yes     [_]     No

                 If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

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17.      Closed-end funds only:

         Has the fund issued senior securities?

         [_]      Yes      [_]      No

         If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.      Has the fund distributed all of its assets to the fund's shareholders?


         [X]      Yes

         [_]      No

         If No,

         (a) How many shareholders does the fund have as of the date this form is filed?

         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?


         [_]      Yes      [X]      No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     Assets and Liabilities

20.      Does the fund have any assets as of the date this form is filed?

         (See question 18 above)

         [_]      Yes      [X]      No

         If  Yes,
         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

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         (b)      Why has the fund retained the remaining assets?

         (c)      Will the remaining assets be invested in securities?

                  [_]      Yes      [_]      No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?


         [_]      Yes      [X]      No

         If Yes,

         (a)      Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.      Information About Event(s) Leading to Request For Deregistration

22.      (a)      List the expenses incurred in connection with the Merger or
                  Liquidation:

                  (i)      Legal expenses:                                          $ 29,083.75

                  (ii)     Accounting expenses:                                     $  3,000.00

                  (iii)    Other expenses (list and identify separately):
                           (a)  Proxy Solicitation:        $21,854.09

                           (b)  Printing:                  $12,738.15

                           (c)  Blue Sky Registration      $30,341.25

                           (d)  Transfer Agent             $ 4,153.35
                                                           ----------
                                                                                    $ 69,086.84
                                                                                    -----------


                  (iv)     Total expenses (sum of lines (i)-(iii) above):           $101,170.59

                                      -7-

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         (b)      How were those expenses allocated? All expenses were allocated to Old Mutual (US) Holdings Inc., the parent company of UAM Funds, Inc. II's investment adviser, Analytic Investors, Inc.

         (c) Who paid those expenses? Old Mutual (US) Holdings Inc. paid all of the expenses in connection with the merger of the portfolios of UAM Funds, Inc. II into AIC.

         (d)      How did the fund pay for unamortized expenses (if any)? N/A


23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [_]      Yes      [X]      No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       Conclusion of Fund Business

24.      Is the fund a party to any litigation or administrative proceeding?

         [_]      Yes      [X]      No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [_]      Yes      [X]      No

         If Yes, describe the nature and extent of those activities:

                                       -8-

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VI.      Mergers Only

26.      (a)    State the name of the fund surviving the Merger: The Advisors'
                Inner Circle Fund


Reorganizing UAM Funds, Inc. II Portfolio                    Corresponding Surviving AIC Portfolio
-----------------------------------------                    -------------------------------------
Analytic Defensive Equity Fund                               Analytic Defensive Equity Fund
Analytic International Fund                                  Analytic International Fund
Analytic Short-Term Income Fund                              Analytic Short-Term Income Fund

         (b) State the Investment Company Act file number of the fund surviving the Merger: 811-06400.


         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                Accession No. 0001135428-02-000123
                811-08605; DEF 14A; April 24, 2002

         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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                                  VERIFICATION

         The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of UAM Funds, Inc. II, (ii) she is the Vice President of UAM Funds, Inc. II, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

                                                     /s/ Linda T. Gibson
                                                     -------------------
July 26, 2002                                        Linda T. Gibson
                                                     Vice President

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